

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

Via E-mail
Daniel J. O'Leary
Chief Executive Officer
Edgen Group Inc.
18444 Highland Road
Baton Rouge, Louisiana 70809

> **Re: Edgen Group Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed March 28, 2012**
> **File No. 333-178790**

Dear Mr. O'Leary:

We have received your response to our prior comment letter to you dated March 22, 2012 and have the following additional comments.

Prospectus Summary, page 1

Summary Organizational Structure, page 11

1. We note your response to our prior comment 5. Given your disclosure in the Use of Proceeds section on page 40 that up to a certain amount of the remaining proceeds may be used to purchase membership units of EDG LLC and shares of your Class B common stock from EM II LP and B&L, please advise as to how only the Existing Investors will own the remaining shares of your Class A common stock as set forth in the first sentence of footnote (3) to the chart. Alternatively, please revise your disclosure here and elsewhere in the prospectus as applicable, including in footnote (3) on page 113, to set forth the percentage of Class A common stock that will be held by EM II LP and B&L upon completion of this offering.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 52

2. Please refer to adjustment (h) – with regard to the statements on page 58 that unamortized debt issuance costs will not be written off for the revolving credit facilities, please tell us whether paying down the outstanding amounts of such credit facilities will impact the amount available for borrowing subsequent to the repayment. If the available credit is reduced as a result of the payoffs, please tell us how you considered the guidance in ASC 470-50-40-21c.2.

Management's Discussion and Analysis, page 61

Commitments and Contractual Obligations, page 84

3. We note your presentation of pro forma contractual obligations after giving effect to the reorganization and use of proceeds. Please revise to include footnotes to the table explaining the amounts of contractual obligations that will be paid with the offering proceeds. Your revised disclosure should clearly illustrate the amounts paid to arrive at the pro forma balance.

Certain Relationships and Related Person Transactions, page 140

Investor and Registration Rights Agreements, page 141

4. Please revise the disclosure in the first sentence of this section to clarify whether EM II LP and B&L will have rights to attend board meetings if they own individually or in the aggregate 5% of your then-outstanding shares or advise. Additionally, please revise this section to clarify how the 5% of your then-outstanding shares will be calculated or advise.

Underwriting, page 152

No Sales of Similar Securities, page 153

5. We note your disclosure that EM II LP, B&L and your executive officers and directors will be subject to lock-up agreements. Please revise your disclosure here and elsewhere in the prospectus as appropriate to clarify whether the Class A common stock that will be issued in exchange for restricted units of EM II LP and B&L and in exchange for options to purchase units of EM II LP and B&L as set forth in paragraphs (8) and (9) on page 110 will be subject to the lock-up agreements or advise.

Financial Statements, page F-1

6. Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

Part II

Exhibits

7. We note that you plan to file the Seller Note as Exhibit 10.25 to your registration statement. Please advise as to whether the Seller Note will no longer be terminated at the time of the initial public offering as noted in a previous response letter. To the extent the B&L term loan agreement may also not be terminated at the time of the initial public offering, please file this agreement as an exhibit to your registration statement or advise.

8. Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

Exhibit 99.1

9. While we note that the consent of Spears & Associates, Inc. is not limited to a particular amendment, a portion of the filing attributable to Spears & Associates, Inc. has changed since the last amendment. Please file an updated consent pursuant to Rule 436 or advise.

Exhibit 99.2

10. Please revise Schedule A to this exhibit so that it matches the language currently in the registration statement or advise.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.


Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor


cc: <u>Via E-mail</u>
   Eric S. Siegel, Esq.
   Dechert LLP